SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the Month of March, 2002
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                 Form 40-F
                                                X
                   --------                 --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No
                                             X
                 ------                    -------

This Form 6-K consist of:

Interim Report for the first quarter ended December 31, 2001.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date:  March 1, 2002                        By:      /s/ Jean Vezina
                                                     -----------------
                                            Name:  Jean Vezina
                                            Title: Vice-President, Finance
                                                   and Chief Financial Officer

AXCAN PHARMA INC.

PRESIDENT AND CHIEF EXECUTIVE OFFICER'S REPORT


Dear Shareholders,

         As we are celebrating the Company's 20th anniversary, Axcan becoming a world leader in gastroenterology is more than a vision. It is a reality in the making and each year brings us closer to achieving this goal.

         This record first quarter puts Axcan on the path to another significant growth year with possibly even better results than in fiscal 2001. Our focus on gastroenterology, coupled with our long-standing relationships with gastroenterologists have supported our growth in sales, market share and profitability and we hope this to continue in the future.

Highlights of the Quarter

Acquisitions

Axcan announced the acquisition of Laboratoires Enteris S.A.S. located in Paris, France. Enteris markets gastrointestinal products. Management believes that this acquisition establishes Axcan's operations in France but will also serve as the basis for growth in all of Western Europe.

Development Pipeline

Several important, on-going development initiatives including the ursodiol development program, are evolving nicely:

o Upcoming filing of a supplemental new drug application in the United States for the use of URSO 500 tablets in the treatment of primary biliary cirrhosis. A recently completed study at the Mayo Clinic demonstrated that a single dose of URSO 500 is as effective as two separate URSO 250 doses; therefore, Axcan believes that the new URSO 500 formulation will replace URSO 250 and will improve patient compliance with therapy.

o Recent filing of a supplemental new drug submission for URSO 500 tablets for the treatment in Canada, of cholestatic liver diseases.

o Completion of a Phase II trial on URSO 250 in the prevention of the recurrence of adenomateous colorectal polyps, the results of which should be presented by the end of the second quarter. Axcan, which is the exclusive owner of patents for the use of ursodiol in the chemoprevention of colorectal polyps, is aggressively pursuing clinical development of ursodiol for this indication.

o Initiation of a Phase III trial of URSO 500 in the treatment of primary sclerosing cholangitis (PSC), a liver disorder characterized by a chronic inflammatory process and a progressive narrowing of the bile ducts. The mean survival time for patients afflicted with the disease is currently four to ten years following diagnosis, and a liver transplant is sometimes the ultimate therapeutic recourse to save the patient's life. This trial will be conducted at the Mayo Clinic and is being financed by a US $3-million grant from the National Institutes of Health.

QUARTERLY RESULTS

For the three-month period ended December 31, 2001, revenue (all amounts are in U.S. dollars) was $28.7 million, compared to $24.4 million for the corresponding period of the preceding year, an increase of $4.3 million or 18%. On November 7, 2002, Axcan acquired Laboratoires Enteris S.A.S. a company specializing in the distribution of gastrointestinal products in France. The first quarter included two months of sales from Enteris in France, amounting to $1.6 million.

Revenue from sales in the United States was $22.0 million for the three-month period ended December 31, 2001 compared to $19.0 million for the three-month period ended December 31, 2000. In Canada, revenue was $5.9 million for the three-month period ended December 31, 2001, compared to $5.4 million for the corresponding period of the preceding year.

Cost of goods sold was $7.4 million for the three months ended December 31, 2001, compared to $6.0 million for the corresponding period in fiscal 2001. As a percentage of revenue, cost of goods sold increased to 26% for the three months ended December 31, 2001 from 25% for the corresponding period of the previous fiscal year. Cost of goods sold in France is slightly higher as a percentage of revenue.

Selling and administrative expenses were $12.5 million for the three months ended December 31, 2001 compared to $9.4 million for the three months ended December 31, 2000. This increase is mainly due to the additions made to the sales force in the United States and increased marketing effort on URSO 250, VIOKASE and the newly launched CANASA suppositories in the United States. The inclusion of Laboratoires Enteris S.A.S. selling and administrative expenses also contributed to the increase.

Research and development expenses were $1.6 million for the three-month period ended December 31, 2001, compared to $2.0 million for the same period of the preceding year.

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses were $0.2 million for the three-month period ended December 31, 2001 compared to $1.3 million for the three-month period ended December 31, 2000. The financial expenses of the first quarter of fiscal 2001 were primarily attributable to interest paid on the balance of a loan of approximately $52 million used to acquire the 50% interest of Schwarz Pharma Inc. in the Axcan URSO joint-venture. This loan has since been reimbursed.

Depreciation and amortization was $1.8 million for the three months ended December 31, 2001 compared to $3.0 million for the corresponding period of the preceding year. The decrease results from the change in accounting policies regarding goodwill and other in tangible assets. Since October 1, 2001, the Company adopted the new standards on goodwill and other intangible assets and it no longer amortizes its goodwill and trademarks with indefinite life but evaluates goodwill and trademarks with indefinite life for impairment at least annually. This change in accounting policies reduced the amortization and depreciation by $1.6 million for the three-month period ended December 31, 2001.

Axcan posted net earnings of $3.5 million, or $0.09 per share, for the three months ended December 31, 2001, compared to $1.8 million, or $0.05 per share for the corresponding period of the preceding year.

For the three months ended December 31, 2001, cash flows from operating activities were $9.9 million compared to $6.9 million for the corresponding period of the preceding year. For the three months period ended December 31, 2001, Axcan used $2.4 million for repayment of long-term debt and $10.3 million as initial payment for the acquisition of Laboratoires Enteris S.A.S. The balance of $11.8 million will be paid during the third quarter of the current fiscal year and is reflected in the current liabilities as at December 31, 2001.

The balance sheet is very strong, with cash and cash equivalents of $13.2 million, working capital of $23.6 million, minimal long-term debt of $0.3 million and shareholders' equity of $208.9 million.


/s/ Leon F. Gosselin
---------------------------
 Leon F. Gosselin (signed)
 Chairman of the Board,
 President and Chief Executive Officer
 February 2002

CONSOLIDATED BALANCE SHEETS (unaudited)

----------------------------------------------------------------------------------------------------------------------
                                                                            DECEMBER 31             SEPTEMBER 30
----------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars                                                    2001                    2001
                                                                                 $                       $

Assets
     Current assets
       Cash and cash equivalents                                                13,177                   16,541
       Accounts receivable                                                      22,608                   22,178
       Income taxes receivable                                                     585                      417
       Inventories                                                              18,023                   16,735
       Prepaid expenses and deposits                                             1,801                    1,803
       Future income taxes                                                       3,269                    3,335
---------------------------------------------------------------------- ----------------------- -----------------------
                                                                                59,463                   61,009
     Investment in a private company                                             1,156                    1,156
     Other investments                                                           1,426                    1,423
     Capital assets                                                            184,528                  162,584
     Future income taxes                                                         3,011                    3,221
     Goodwill                                                                   25,083                   19,710
---------------------------------------------------------------------- ----------------------- -----------------------
                                                                               274,667                  249,103
---------------------------------------------------------------------- ----------------------- -----------------------

Liabilities
     Current liabilities
       Accounts payable                                                         21,522                   16,113
       Purchase price balance payable                                           11,833                        -
       Income taxes payable                                                      1,946                      782
       Instalments on long-term debt                                               128                      103
       Future income taxes                                                         387                      453
---------------------------------------------------------------------- ----------------------- -----------------------
                                                                                35,816                   17,451
     Long-term debt                                                                300                      112
     Future income taxes                                                        29,048                   25,704
     Non-controlling interest                                                      605                      695
---------------------------------------------------------------------- ----------------------- -----------------------
                                                                                65,769                   43,962
---------------------------------------------------------------------- ----------------------- -----------------------

Shareholders' Equity
     Equity component of purchase price                                          2,704                    2,704
     Capital stock                                                             186,863                  186,650
     Retained earnings                                                          20,432                   16,914
     Accumulated foreign currency
       translation adjustments                                                  (1,101)                 (1,127)
---------------------------------------------------------------------- ----------------------- -----------------------
                                                                               208,898                  205,141
---------------------------------------------------------------------- ----------------------- -----------------------
                                                                               274,667                  249,103
---------------------------------------------------------------------- ----------------------- -----------------------



CONSOLIDATED CASH FLOWS (unaudited)
----------------------------------------------------------------------------------------------------------------------
                                                                                    THREE-MONTH PERIODS
                                                                                     ENDED DECEMBER 31
----------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars                                                    2001                    2000
                                                                                 $                       $

Operations
     Net earnings                                                                3,518                    1,821
     Non-cash items
       Non-controlling interest                                                    (90)                       -
       Interest income                                                               -                     (164)
       Depreciation and amortization                                             1,793                    3,005
       Gain on disposal of assets                                                    -                      (10)
       Foreign currency fluctuation                                                329                      145
       Future income taxes                                                         335                    1,102
       Investment tax credit                                                      (116)                       -
       Change in working capital items                                           4,155                    1,045
---------------------------------------------------------------------- ----------------------- -----------------------
       Cash flows from continuing operations                                     9,924                    6,944
---------------------------------------------------------------------- ----------------------- -----------------------

Financing
     Long term debt                                                                250                        -
     Repayment of long-term debt                                                (2,441)                  (7,112)
     Non-controlling interest                                                        -                      195
     Issue of shares                                                               213                       66
---------------------------------------------------------------------- ----------------------- -----------------------
     Cash flows from financing activities                                       (1,978)                  (6,851)
---------------------------------------------------------------------- ----------------------- -----------------------

Investment
     Acquisition of investments                                                     (6)                     (66)
     Disposal of investments                                                         1                        7
     Acquisition of capital assets                                              (1,008)                  (1,829)
     Disposal of capital assets                                                      -                       33
     Net cash used for business acquisition                                    (10,261)                       -
---------------------------------------------------------------------- ----------------------- -----------------------
Cash flows from investment activities                                          (11,274)                  (1,855)
---------------------------------------------------------------------- ----------------------- -----------------------

Foreign exchange loss on cash held in foreign currency                             (36)                       -
---------------------------------------------------------------------- ----------------------- -----------------------
Net decrease in cash and cash equivalents                                       (3,364)                  (1,762)
Cash and cash equivalents, beginning of period                                  16,541                   11,135
---------------------------------------------------------------------- ----------------------- -----------------------
Cash and cash equivalents, end of period                                        13,177                    9,373
---------------------------------------------------------------------- ----------------------- -----------------------


CONSOLIDATED EARNINGS (unaudited)
----------------------------------------------------------------------------------------------------------------------
                                                                                    THREE-MONTH PERIODS
                                                                                    ENDED ON DECEMBER 31
----------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars, except per share amounts                          2001                    2000
                                                                                 $                       $

Revenue                                                                         28,729                   24,381
---------------------------------------------------------------------- ----------------------- -----------------------
Cost of goods sold                                                               7,379                    6,011
Selling and administrative expenses                                             12,460                    9,423
Research and development expenses                                                1,558                    2,011
---------------------------------------------------------------------- ----------------------- -----------------------
                                                                                21,397                   17,445
---------------------------------------------------------------------- ----------------------- -----------------------
                                                                                 7,332                    6,936
---------------------------------------------------------------------- ----------------------- -----------------------

Financial expenses                                                                 161                    1,290
Interest income                                                                   (105)                    (359)
Depreciation and amortization                                                    1,793                    3,005
---------------------------------------------------------------------- ----------------------- -----------------------
                                                                                 1,849                    3,936
---------------------------------------------------------------------- ----------------------- -----------------------
Earnings before income taxes                                                     5,483                    3,000
Income taxes                                                                     1,965                    1,179
---------------------------------------------------------------------- ----------------------- -----------------------
Net earnings                                                                     3,518                    1,821
---------------------------------------------------------------------- ----------------------- -----------------------


Earnings per common share
     Basic                                                                        0.09                     0.05
     Diluted                                                                      0.09                     0.05
---------------------------------------------------------------------- ----------------------- -----------------------

Weighted average number of
     common shares
       Basic                                                                38,427,311               34,520,981
       Diluted                                                              39,281,155               35,199,088



----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RETAINED EARNINGS (unaudited)
----------------------------------------------------------------------------------------------------------------------
                                                                                 THREE-MONTH PERIODS
                                                                                  ENDED DECEMBER 31
----------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars                                                    2001                    2000
                                                                                 $                       $

Balance, beginning of period                                                    16,914                    7,195
Net earnings                                                                     3,518                    1,821
Cumulative dividends                                                                 -                     (111)
---------------------------------------------------------------------- ----------------------- -----------------------
Balance, end of period                                                          20,432                    8,905
---------------------------------------------------------------------- ----------------------- -----------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.       Significant accounting policies

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2001, except for the amortization of goodwill and other intangible assets as describe below. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2001. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2.       Changes in accounting policies

Business combination

In 2001, the Canadian Institute of Chartered Accountants (CICA) approved new standards modifying the method of accounting for business combinations entered into after June 30, 2001 and address the accounting for goodwill and other intangible assets. The new standards on goodwill and other intangible assets should be applied for fiscal years beginning on or after January 1, 2002. The company has elected to early adopt and, since October 1, 2001, it no longer amortizes its goodwill and trademarks with indefinite life, but evaluates goodwill and trademarks with indefinite life for impairment at least annually. These standards are the same as the ones in the United States.

The following table presents the matching of net earnings and basic earnings per share as reported for the prior year and corresponding information recalculated as a result of applying the new standards.


--------------------------------------------------------------------------------------------------------
                                                                       THREE-MONTH PERIODS
                                                                        ENDED DECEMBER 31
--------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars                                      2001                     2000
                                                                   $                        $

Net earnings                                                     3,518                    1,821
    Add:  amortization                                             -                      1,112
                                                          ----------------------------------------------
Adjusted net earnings                                            3,158                    2,933
                                                          ==============================================

Basic earnings per share

Net earnings                                                      0.09                     0.05
    Add:  amortization                                             -                       0.03
                                                          ----------------------------------------------
Adjusted net earnings                                             0.09                     0.08
                                                          ==============================================

Interim Financial Statements

The Company adopted retroactively the CICA recommendations on the presentation of interim financial statements. The new recommendations require the presentation of a statement of retained earnings and minimal disclosures including the basis of presentation. These new recommendations also require the presentation of a comparative balance sheet as of the end of the preceding fiscal year of the Company.

3.       Business acquisition

On November 7, 2001, the company acquired all the outstanding shares of Laboratories Enteris S.A.S. a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses amounted to $ 23 000 840, of which $ 10 897 993 was paid in cash and the balance will be paid during the year 2002. The allocation of the purchase price indicated below has been determinated based on available information and preliminary evaluations. The allocation is subject to change as new data may become available.

 Net assets acquired at the attributed values                     $
     Assets
        Cash and cash equivalents                                 637
        Other working capital items                             2,742
        Capital assets and other assets                        23,239
        Goodwill                                                5,373
 -------------------------------------------------- ---------------------
                                                               31,991
 -------------------------------------------------- ---------------------

     Liabilities
        Accounts payable                                        3,272
        Long term debt                                          2,405
        Future income taxes                                     3,313
 -------------------------------------------------- ---------------------
                                                                8,990
 -------------------------------------------------- ---------------------
                                                               23,001
 -------------------------------------------------- ---------------------
     Consideration
        Cash                                                   10,898
        Purchase price balance payable                         12,103
 -------------------------------------------------- ---------------------
                                                               23,001
 -------------------------------------------------- ---------------------
 Net cash used for acquisition                                 10,261
 -------------------------------------------------- ---------------------

4.       Segmented information

The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic segments:


                                                                                  THREE-MONTH PERIODS
                                                                                   ENDED DECEMBER 31
----------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars                                                2001                        2000
                                                                             $                            $

Revenue
    Canada
        Domestic sales                                                       5,806                      5,119
        Foreign sales, mainly in the United States                             928                      2,374
    United States
        Domestic sales                                                      21,102                     16,636
        Foreign sales                                                          140                        181
    Other
        Domestic sales                                                       1,821                        252
        Foreign sales                                                            -                      7,423
    Inter-segment                                                           (1,068)                    (7,604)
----------------------------------------------------------------------------------------------------------------------
                                                                            28,729                     24,381
----------------------------------------------------------------------------------------------------------------------

Earnings (loss) before financial expenses, interest income, depreciation and amortization, income taxes and discontinued operations
    Canada                                                                   1,058                      1,385
    United States                                                            6,497                      5,359
    Other                                                                     (223)                       192
----------------------------------------------------------------------------------------------------------------------
                                                                             7,332                      6,936
----------------------------------------------------------------------------------------------------------------------

Depreciation and amortization
    Canada                                                                     316                        265
    United States                                                            1,078                      2,355
    Other                                                                      399                        385
----------------------------------------------------------------------------------------------------------------------
                                                                             1,793                      3,005
----------------------------------------------------------------------------------------------------------------------





5.       Earnings per common share

The following is the detail of the denominations of the basic and diluted earnings per common share computations:


                                                                                  THREE-MONTH PERIODS
                                                                                   ENDED DECEMBER 31
----------------------------------------------------------------------------------------------------------------------
in thousands of U.S. dollars                                                2001                        2000

Weighted average number of common shares                                  38,427,311                  34,520,981
Effect of dilutive stock options                                             636,689                     413,906
Effect of dilutive equity component of purchase price                        217,155                     264,201
----------------------------------------------------------------------------------------------------------------------
Adjusted weighted average number of common shares                         39,281,155                  35,199,088
----------------------------------------------------------------------------------------------------------------------

         Corporate Information

----------------



     Axcan Pharma is a leading specialty pharmaceutical company in the field of gastroenterology, with activities is both North America and Western Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".



    Corporate Head Office

    Axcan Pharma Inc.                    Investor relations:
    597, Laurier Blvd.
    Mont-Saint-Hilaire, Quebec           Isabelle Adjahi
    Canada  J3H6CA                       Director, Investor Relations
    Telephone:  1(800) 565-3255          Telephone: (450) 467-5138 ext. 2000
                 (450) 467-5138          Email:  iadjahi@axcan.com
    Fax:  (450) 464-9979

    www.axcan.com
                                         Transfer agent and registrar:

                                         Computershare Trust Company of Canada
                                         1800 McGill College Avenue
                                         Montreal, Quebec
                                         Canada H3A 3K9
                                         Telephone:  (514) 982-7555